Exhibit 99.1

Nordion Reports Fourth Quarter and Fiscal 2013 Financial Results; Provides Fiscal 2014 Outlook

●	Revenue of $51.3 million in Q4 2013, decreased 31% from fiscal 2012; full year revenue of $232.8 million, down 5% from fiscal 2012

●	GAAP earnings per share (EPS) of $0.91 in Q4 2013 versus $0.70 loss per share (LPS) in Q4 2012. Adjusted EPS, excluding specified items, of $0.15 in Q4 2013, down from adjusted EPS of $0.27 in Q4 2012

●	Nordion reached a comprehensive settlement with AECL to resolve outstanding claims regarding the MAPLE facilities and arbitration costs

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – January 9, 2014 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the fiscal fourth quarter and year ended October 31, 2013. The Company generated $51.3 million in revenue for the fourth quarter fiscal 2013, a decrease of $23.4 million, or 31%, from revenue of $74.7 million for the same period in fiscal 2012. Revenue for full year fiscal 2013 was $232.8 million, down 5% from revenue of $244.8 million in fiscal 2012.

Nordion had GAAP net income of $56.3 million in fourth quarter fiscal 2013, compared with a GAAP net loss of $43.5 million in fourth quarter fiscal 2012. Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net income for the fourth quarter decreased to $9.4 million from adjusted net income of $16.8 million during the same period in the previous fiscal year. GAAP EPS of $0.91 were recorded in fourth quarter fiscal 2013 versus a $0.70 LPS in the same period last year. Fourth-quarter adjusted non-GAAP EPS decreased to $0.15 compared with $0.27 non-GAAP EPS in fourth quarter fiscal 2012.

Fiscal 2013 GAAP net income was $237.2 million, compared with a net loss of $28.9 million in fiscal 2012. Adjusted net income for fiscal 2013 decreased to $29.6 million from $44.2 million in fiscal 2012. GAAP EPS of $3.83 in fiscal 2013 increased from $0.47 LPS last year. Fiscal 2013 adjusted non-GAAP EPS was $0.48, compared with $0.71 for fiscal 2012.

“Nordion continued to deliver results in line with our plan in the fourth quarter, ending the fiscal year in a strong financial position,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We executed on our business strategy, reduced uncertainty, and focused on our operations and meeting customer needs. We also continue to make progress on our strategic review, and are working diligently to achieve a successful outcome for our stakeholders.”

Consolidated Financial Results

GAAP

	Three months ended October 31			Year ended October 31
(thousands of U.S. dollars, except when noted)	2013	2012	% Change	2013	2012	% Change
Revenues	$51,328	$74,671	(31% )	$232,790	$244,840	(5% )

Gross margin	49%	59%	(10% )	53%	55%	(2% )

Net income (loss)	$56,264	$(43,505)	229%	$237,150	$(28,869)	921%

Diluted earnings (loss) per share	$0.91	$(0.70)	230%	$3.83	$(0.47)	915%

Cash and cash equivalents	$323,099	$109,360	195%	$323,099	$109,360	195%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	62,018	61,947	-	61,940	62,030	-

Non-GAAP1

	Three months ended October 31				Year ended October 31
(thousands of U.S. dollars, except when noted)	2013	2012	% Change		2013	2012	% Change
Adjusted net income	$9,366	$16,823	(44%	)	$29,648	$44,221	(33%	)

Adjusted diluted earnings per share	$0.15	$0.27	(44%	)	$0.48	$0.71	(32%	)

1 See Non-GAAP reconciliation table at the end of this release

Strategic Review Update

During Q1 2013, Nordion initiated a review of strategic alternatives with a view to enhancing shareholder value. In Q3 2013, Nordion announced and completed the sale of the Targeted Therapies business to BTG, reaching the conclusion of the first phase of the strategic review. In Q4 2013 and to date in 2014, Nordion advanced the second phase of the review, and evaluated other strategic alternatives for the Company. Ongoing activity in this phase continues to move the review forward.

Completing the strategic review continues to be a priority for Nordion in fiscal 2014. Certain decisions, including the use of the Company’s current cash, are expected to be made as part of or once the outcome of the strategic review has been finalized. The Board of Directors and management team are fully engaged in the review, and are making progress on the second phase. While Nordion cannot provide the current status of, or address the timeline and potential results of the strategic review, the Company is working diligently with the objective of reaching a successful outcome.

Fourth Quarter and Fiscal 2013 Segment Results

Sterilization Technologies

Sterilization Technologies revenue for fourth quarter fiscal 2013 of $23.0 million decreased by $9.4 million or 29% compared with fourth quarter fiscal 2012. Revenue from Cobalt of $22.3 million in fourth quarter fiscal 2013 decreased by $8.8 million or 28% from the same period last year due to lower Cobalt-60 (Co-60) volumes and a negative impact on average pricing due to mix of customers.

Sterilization-Other revenue of $0.7 million decreased by $0.6 million or 46% in fourth quarter fiscal 2013, compared with fourth quarter fiscal 2012.

Fiscal 2013 Sterilization Technologies revenue of $96.1 million increased by $0.7 million or 1% compared with fiscal 2012. Cobalt revenue of $93.1 million in fiscal 2013 increased by $0.7 million or 1%, compared with fiscal 2012. Sterilization-Other revenue of $3.0 million was relatively flat compared with the prior year.

Medical Isotopes

Medical Isotopes revenue in fourth quarter fiscal 2013 of $28.4 million decreased by $2.0 million or 6%, compared with fourth quarter fiscal 2012. Reactor isotopes revenue of $17.3 million in fourth quarter fiscal 2013 decreased by $7.5 million or 30% from the same period last year primarily due to a decline in Molybdenum-99 (Mo-99) sales volumes and pricing during the quarter, as well as a one-time $4.0 million payment recorded as revenue in fourth quarter fiscal 2012 due to customer shortfalls in Mo-99 volume below contract commitments. Cyclotron isotopes revenue of $6.2 million increased by $2.6 million, or 73% in fourth quarter fiscal 2013, compared with the same period of the prior year primarily due to the resumption of Strontium-82 (Sr-82) sales in April 2013. Contract Manufacturing revenue of $4.9 million increased by $3.0 million, or 150%, in fourth quarter fiscal 2013, compared with the same period of the prior year mainly due to the contract manufacturing of TheraSphere® for BTG plc (BTG) subsequent to the sale of the Targeted Therapies business in July 2013.

Medical Isotopes revenue for fiscal 2013 of $100.3 million remained relatively flat compared with fiscal 2012. Reactor isotopes revenue of $70.9 million decreased by $6.5 million or 8% in fiscal 2013 from the previous year due to a decline in Mo-99 sales volume and pricing with regular customers. The decline was partially offset by approximately $15 million in additional orders received as a result of supply interruptions from the primary reactor in Europe that supplies certain of our customers. Cyclotron isotopes revenue for fiscal 2013 of $18.3 million increased by $2.8 million or 18%, compared with fiscal 2012 mainly due to the resumption of Sr-82 sales during fiscal 2013. Contract Manufacturing revenue for fiscal 2013 of $11.2 million increased by $3.1 million or 38% year-over-year primarily due to the contract manufacturing of TheraSphere.

Corporate and Other

Corporate and Other segment loss was $2.3 million in fourth quarter fiscal 2013, up $1.0 million or 78%, compared with fourth quarter fiscal 2012. The main drivers of this increase were costs previously allocated to Targeted Therapies, and increases in stock-based compensation, which was partially offset by foreign exchange gains.

Corporate and Other segment loss of $12.0 million in fiscal 2013 increased by $3.3 million or 38% from $8.7 million of segment loss incurred in fiscal 2012. Corporate selling, general and administrative (SG&A) expense for fiscal 2013 increased by $6.0 million or 61% from fiscal 2012 due to higher stock based compensation and an increase in SG&A costs associated with central functions previously allocated to Targeted Therapies. Other (income) expenses, net improved $2.8 million, compared to fiscal 2012 primarily related to foreign exchange gains and revenue relating to the transition services agreement associated with the sale of Targeted Therapies.

Income Tax Recovery

Tax recovery for fiscal 2013 was $15.6 million on pre-tax income from continuing operations of $221.6 million. With an estimated tax rate of 25%, Nordion expected a tax expense of $55.9 million for fiscal 2013. The net difference of $71.5 million from the expected tax expense was due to a $40.4 million release of the Company’s valuation allowance in fourth quarter fiscal 2013, with $24.2 million due to the tax treatment on the Targeted Therapies sale gain and non-deductible portion of capital losses, along with other discrete adjustments for the fiscal year.

Fiscal 2014 Outlook Summary

The following is a summary of Nordion’s outlook for fiscal 2014. Please refer to Nordion’s fiscal 2013 Management’s Discussion and Analysis for a more comprehensive outlook and discussion.

Nordion expects total fiscal 2014 revenue and segment earnings to increase compared with fiscal 2013.

Sterilization Technologies

●	In fiscal 2014, Sterilization Technologies revenue is expected to increase between 10% to 15% compared with fiscal 2013; and,
●	Cobalt revenue in the first half of fiscal 2014 is expected to be significantly higher than the first half of fiscal 2013.

Medical Isotopes

●	Fiscal 2014 Medical Isotope revenue is expected to increase by 30% to 40%, compared with fiscal 2013;
●	Reactor isotopes revenue is expected to increase by 30% to 40% in fiscal 2014, compared with fiscal 2013;
●	Cyclotron isotopes revenue is expected to increase by 20% to 25% in fiscal 2014, compared with fiscal 2013, primarily due to an increase in Sr-82 revenue; and,
●	Nordion expects revenue contribution from the contract manufacture of TheraSphere to be approximately $14 million in fiscal 2014.

Corporate SG&A

●	During fiscal 2014, Corporate SG&A is expected to decrease as the Company rationalizes its G&A costs reflecting the divestiture of the Targeted Therapies business.

Other

●	Spending on the internal investigation is currently expected to be approximately $3 million in fiscal 2014;
●

Fiscal 2014 pension expense is expected to decrease from $6.7 million in fiscal 2013 to approximately $3 million. The decrease in pension expense is expected to impact SG&A in both the Sterilization Technologies and Medical Isotopes business segments;

●	As a result of the divestiture, management does not expect any further financial revenue or costs in the Targeted Therapies reporting segment; and,
●	Depreciation expense is expected to decline by approximately $2 million in fiscal 2014 compared with fiscal 2013.

A full copy of Nordion’s fourth quarter and fiscal 2013 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors.

Nordion has filed its 2013 Annual Report on Form 40-F with the Securities and Exchange Commission, including its audited consolidated financial statements and notes for the year ended October 31, 2013, and related management’s discussion and analysis. To view the Company’s annual disclosure documents, visit Nordion’s website at www.nordion.com/investors. Print copies can be ordered on the Company’s website free of charge upon request at www.nordion.com/investors/report_request_form.asp.

Conference Call

Nordion will hold a conference call on Thursday, January 9, 2014 at 10:00 am ET to discuss its fourth quarter and year-end fiscal 2013 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-866-223-7781 (toll-free North America) or 1-416-340-2216 (International).

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Caution Concerning Forward-Looking Statements

This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of our current strategic review; expectations for fiscal 2014 revenue, gross margin, segment earnings and expenses; Co-60 sales in fiscal 2014; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our success in anticipating and managing those risks. Our 2013 AIF and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:

INVESTORS:

Ana Raman

(613) 595-4580

investor.relations@nordion.com

MEDIA:

Tamra Benjamin

(613) 592-3400 x 1022

tamra.benjamin@nordion.com

Segment Financial Results (with reconciliation to net income (loss))

	Three months ended October 31				Year ended October 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change		2013	2012	% Change
Revenues
Sterilization Technologies	$22,953	$32,311	(29%	)	$96,120	$95,434	1%
Medical Isotopes	28,375	30,337	(6%	)	100,348	100,955	(1%	)
Targeted Therapies	-	12,023	(100%	)	36,322	48,451	(25%	)
Consolidated segment revenues from continuing operations	$51,328	$74,671	(31%	)	$232,790	$244,840	(5%	)

Segment earnings (loss)
Sterilization Technologies	$7,584	$16,676	(55%	)	$35,309	$39,037	(10%	)
Medical Isotopes	7,842	11,251	(30%	)	25,870	29,439	(12%	)
Targeted Therapies	-	2,809	(100%	)	3,036	14,078	(78%	)
Corporate and Other	(2,264)	(1,273)	(78%	)	(11,979)	(8,706)	(38%	)
Total segment earnings	$13,162	$29,463	(55%	)	$52,236	$73,848	(29%	)

Depreciation and amortization	2,419	3,233	(25%	)	11,824	17,080	(31%	)
Restructuring charges, net	56	2,480	(98%	)	143	1,781	(92%	)
AECL arbitration and legal costs	27	802	(97%	)	567	5,576	(90%	)
Gain on sale of Targeted Therapies business	-	-	-		(188,870)	-	(100%	)
Impairment of long-lived assets	-	-	-		29,201	-	100%
Litigation settlement (gain) loss, net	(19,161)	24,058	(180%	)	(42,488)	24,058	(277%	)
Pension settlement loss	-	-	-		7,003	-	100%
Internal investigation costs	2,058	8,471	(76%	)	11,849	9,827	21%
Strategic review costs	917	-	100%		1,873	-	100%
Change in fair value of embedded derivatives	550	3,603	(85%	)	1,044	12,020	(91%	)
Loss on Celerion note receivable	-	-	-		218	2,411	(91%	)
Gain on sale of investments	-	-	-		(814)	-	(100%	)
Operating income (loss) from continuing operations	$26,296	$(13,184)	299%		$220,686	$1,095	n.m.

Net interest income	77	1,308	(94%	)	889	2,429	(63%	)
Income tax recovery (expense)	29,891	(31,629)	195%		15,575	(32,393)	148%
Net income (loss)	$56,264	$(43,505)	229%		$237,150	$(28,869)	921%

n.m. – not meaningful

Non-GAAP Reconciliation

Three months ended October 31				Year ended October 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change	2013	2012	% Change
Net income (loss)	$56,264	$(43,505)	229%	$237,150	$(28,869)	921%
Adjusted for specified items:
Gain on sale of Targeted Therapies	-	-	-	(188,870)	-	100%
Impairment of long-lived assets	-	-	-	29,201	-	(100% )
Litigation settlement (gain) loss	(19,161)	24,058	180%	(42,488)	24,058	277%
Internal investigation costs	2,058	8,471	76%	11,849	9,827	(21% )
Pension settlement loss	-	-	-	7,003	-	(100% )
Strategic review costs	917	-	(100% )	1,873	-	(100% )
Change in fair value of embedded derivatives	550	3,603	85%	1,044	12,020	91%
AECL arbitration and legal fees	27	802	97%	567	5,576	90%
Loss on Celerion note receivable	-	-	-	218	2,411	91%
Restructuring charges, net	56	2,480	98%	143	1,781	92%
Gain on sale of investments	-	-	-	(814)	-	100%
Tax effect on specified items listed above	3,844	(9,921)	(139% )	21,887	(13,418)	(263% )
Non-taxable portion of capital loss on investments	-	(26,694)	(100% )	-	(26,694)	(100% )
Change in reserve for uncertain tax positions	(5,245)	14,758	136%	(18,421)	14,758	225%
Provision to previously filed tax returns	6,887	(5,744)	(220% )	12,638	(5,744)	(320% )
Valuation allowance on deferred tax assets	(36,831)	48,515	176%	(43,332)	48,515	189%
Adjusted net income	$9,366	$16,823	(44% )	$29,648	$44,221	(33% )

Diluted earnings (loss) per share	$0.91	$(0.70)	230%	$3.83	$(0.47)	915%
Adjusted diluted earnings per share	$0.15	$0.27	(44% )	$0.48	$0.71	(32% )
Weighted average number of Common shares outstanding – diluted (thousands of shares)	62,018	61,947	-	61,940	62,030	-

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at October 31 (thousands of U.S. dollars, except share amounts)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$323,099	$109,360
Accounts receivable	29,456	46,488
Notes receivable	3,836	4,004
Inventories	47,371	33,977
Income taxes recoverable	834	23,951
Current portion of deferred tax assets	619	4,141
Other current assets	2,783	2,042
Total current assets	407,998	223,963

Restricted cash	40,824	3,906
Property, plant and equipment, net	47,146	88,217
Deferred tax assets	62,873	52,855
Long-term investments	1,450	1,450
Other long-term assets	56,760	58,190
Total assets	$617,051	$428,581

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$25,458	$18,783
Accrued liabilities	41,408	80,322
Income taxes payable	9,756	9,494
Current portion of long-term debt	3,948	4,190
Current portion of deferred revenue	1,720	1,500
Total current liabilities	82,290	114,289

Long-term debt	36,493	39,141
Deferred revenue	842	1,958
Long-term income taxes payable	2,067	3,960
Other long-term liabilities	35,783	74,468
Total liabilities	157,475	233,816

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,301 and 61,909,101, respectively;	252,168	252,168
Additional paid-in capital	86,147	84,726
Accumulated deficit	(28,322)	(265,474)
Accumulated other comprehensive income	149,583	123,345
Total shareholders’ equity	459,576	194,765
Total liabilities and shareholders’ equity	$617,051	$428,581

Please refer to the complete set of Consolidated Financial Statements for Fiscal 2013

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31

(thousands of U.S. dollars, except per share amounts)	2013	2012
Revenues	$232,790	$244,840

Costs and expenses
Direct cost of revenues	110,243	110,992
Selling, general and administration	82,402	69,831
Depreciation and amortization	11,824	17,080
Restructuring charges, net	143	1,781
Change in fair value of embedded derivative	1,044	12,020
Impairment of long lived assets	29,201	-
Other (income) expenses, net	(33,883)	32,041
Total costs and expenses	200,974	243,745

Gain on sale of Targeted Therapies	(188,870)	-

Operating income from continuing operations	220,686	1,095
Interest expense	(4,232)	(4,406)
Interest and dividend income	5,121	6,835
Income from continuing operations before income taxes	221,575	3,524

Income tax (recovery) expense
-current	5,583	(5,744)
-deferred	(21,158)	38,137
	(15,575)	32,393
Net income (loss)	$237,150	$(28,869)

Basic and diluted earnings (loss) per share	$3.83	$(0.47)

Please refer to the complete set of Consolidated Financial Statements for Fiscal 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31

(thousands of U.S. dollars)	2013	2012
Operating activities
Net income (loss)	$237,150	$(28,869)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities relating to continuing operations:
Items not affecting current cash flows	(186,588)	84,394
Changes in operating assets and liabilities	5,639	7,871
Cash provided by operating activities	56,201	63,396

Investing activities
Proceeds from sale of Targeted Therapies	200,732	-
(Increase) decrease in restricted cash	(36,918)	1,941
Purchase of property, plant and equipment	(2,010)	(7,384)
Cash provided by (used in) investing activities	161,804	(5,443)

Financing activities
Payment of cash dividends	-	(18,632)
Repurchase and cancellation of Common shares	-	(4,044)
Issuance of shares	-	1
Cash used in financing activities	-	(22,675)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,266)	15
Net increase in cash and cash equivalents during the year	213,739	35,293
Cash and cash equivalents, beginning of year	109,360	74,067
Cash and cash equivalents, end of year	$323,099	$109,360
Cash interest paid	$4,294	$4,504
Cash taxes refunded	$(15,444)	$(1,130)

Please refer to the complete set of Consolidated Financial Statements for Fiscal 2013

SOURCE: Nordion